Exhibit 99.10

Letter dated April 29, 2016 from Stockholders

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

April 29, 2016

Via Email, Facsimile and Federal Express

Board of Directors

TheStreet, Inc.

14 Wall Street, 15th Floor

New York, New York 10005

Attention:                                         Sarah Fay, Chair, Nominating and Governance Committee (the “Committee”)

Re:                             Notice of Nomination of Directors for Election

at the 2016 Annual Meeting of Stockholders of TheStreet, Inc. (the “Corporation”)

Ladies and Gentlemen:

In a letter dated March 10, 2016 (the “Notice”), Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd, and FiveT Investment Management Ltd (each a “Stockholder” and collectively, the “Stockholders”) provided due notice of their determination to nominate Johannes Minho Roth and Alexius John Benedict Fenwick (the “Nominees”) for election to the Board of Directors (the “Board”) of the Corporation at the 2016 Annual Meeting of Stockholders of the Corporation (the “Annual Meeting”). Reference is hereby made to such Notice and to the letter addressed to Spear Point Capital Fund LP and Spear Point Condor LP dated April 15, 2016, from Sarah Fay, Chair, Nominating and Governance Committee (the “Deficiency Letter”).  This letter is submitted on behalf of all the Stockholders by the undersigned Stockholders in response to the Deficiency Letter.

Notice Complied With Requirements

The Deficiency Letter claims that the nomination set forth in the Notice (the “Nomination”) was not in accordance with the advance notice requirements for stockholder nominations.  To the contrary, the Notice was intended to, and did, comply with the various requirements set forth in Corporation’s Corporate Governance Guidelines, the Corporation’s Policy Governing Director Qualifications and Nominations, and the Amended and Restated By-Laws of the Corporation (collectively, the “Policies”).  Accordingly, the Stockholders must be permitted to proceed with the Nomination at the Annual Meeting, as they intend to do, and the stockholders of the Corporation must be permitted to vote to elect the Nominees to the Board.

The requirements set forth in the Policies are extensive and burdensome.  The By-Laws and other Policies, which were adopted by the Board without stockholder approval or ratification, purport to restrict the stockholders’ inherent rights to nominate directors for election to the Board.  The Policies condition stockholder nominations of directors on the compliance with certain advance notice procedures including the making of disclosures and provision of agreements and other documentation pertaining to the Nominees’ background and qualifications, as well as information regarding the nominating Stockholders’ ownership interests in the Corporation.  These requirements exceed information reasonably necessary for the Board to review stockholder nominations, especially where the nominating stockholders are not seeking to include their nominees in the Corporation’s proxy statement.  Nevertheless, the Stockholders complied with the Policies and provided all such information and documentation by the nomination deadline.(1)  The Stockholders specifically stated in the Notice that in the event the Corporation believes any further information is necessary, the Stockholders will provide any reasonably required information.  The Stockholders were never informed any information was missing from the Notice.

Ownership Requirements

The Deficiency Letter acknowledges receipt of the Notice but claims the Notice was not in accordance with the Policies, alleging a single “defect.”  This alleged “defect” was that, according to the Deficiency Letter, no Stockholders were listed by Corporation’s transfer agent as record holders on the date of the Notice, March 10, 2016.

Surely, if this was a fatal defect, the Board would not have waited for more than a month to inform the Stockholders.  Nor would the Committee have interviewed the Nominees or taken any steps to consider the Nominees (even if the Committee was just going through the motions).

Imposing an ownership requirement on the date a stockholder provides notice of its intent to nominate a director candidate is not necessarily unreasonable.  However, limiting nominations to record shareholders on the date of Notice is a requirement without a statutory basis.  Requiring this formality at the time of Notice serves no legitimate purpose - certainly none that outweighs the importance of the stockholders’ voting franchise of which nomination rights are an essential part.  To be clear, we do not debate the necessity of ensuring nominations and votes are made only by record stockholders at an annual meeting.  But that is not at issue here.  The issue is whether the Board and/or the Chairman should be able to block an otherwise proper stockholder nomination solely due to whether the nominating stockholder was a record holder more than 90 days before the meeting, and before any record date has been set for the meeting.  The fact that such requirement was set forth in a By-Law is not determinative, especially where, as here, the By-Law was not adopted by the stockholders.  While the Board may have the legal ability to adopt such a By-Law, that does not mean such By-Law is enforceable if it unreasonably impinges on stockholder rights or is inequitable in application.

Nevertheless, even under the By-Laws, as written, the alleged “defect” cannot stand.  Interpretation of the By-Laws is not as simplistic as the Deficiency Letter contends.  First, the By-Laws do not define “stockholder of record” in the nomination context.  This term has different meanings in different contexts in corporate and securities matters.  Reference to other By-Law provisions which state that the Corporation may recognize persons registered on its books as the owner entitled to vote and exercise other rights (Art. 5, Sec. 6) does not end the inquiry.  By-Laws cannot exceed applicable law.  In Delaware, issuers and their transfer agents are obligated to register stock transfers when instructions are made in accordance with the procedures of the applicable clearing and transfer system.  In such events, the issuer and transfer agent cannot treat record holders as the person exclusively entitled to vote or exercise other rights.  In other words, the Corporation cannot limit itself to checking a stockholder list and ignore the instructions and records of the electronic transfer system in which it participates. Stockholder records for public companies include electronic communications among various participants in the system, including the Depository Trust Corporation (DTC), the clearing and prime brokers, as well as the Corporation’s transfer agent.

The By-Laws recognize this reality and subject all other provisions - including the nomination provisions - to the provisions adopting this system.  The By-Laws specifically provide that:

“Notwithstanding any other provision in these By-Laws, the Corporation may adopt a system of issuance,

(1)  In addition to the overly burdensome requirements, the Corporation’s advance notice By-Laws impose a deadline on nominations of 90 days prior to the anniversary of the last annual meeting.  Institutional Shareholder Services, Inc. (ISS) Proxy Voting Guidelines state that shareholders should be able to submit nominations as close to the meeting date as possible and that “To be reasonable, the company’s deadline for shareholder notice of a proposal/ nominations must not be more than 60 days prior to the meeting . . . .”  The Corporation would be well advised to adopt more reasonable By-Laws to avoid the unnecessary time and expense of these disputes.  The By-Laws used to provide for a 60 day deadline but the Board amended the By-Laws, without stockholder approval, and extended the notice deadline to 90 days.  While the Notice was proper under the current By-Laws, this dispute would not have been remotely conceivable if the By-Laws provided for a 60 day deadline.

recordation and transfer of shares of the Corporation by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws, which system has been approved by the Securities and Exchange Commission.”  (Art. 5, Sec. 6).

In other words, the Bylaws recognize the reality of public corporations and trading in uncertificated stock.  Participation in this system is required for publicly traded companies.  In this system, the only act which a stockholder with beneficial ownership can undertake in order to register ownership of shares is to issue an instruction to transfer shares into direct ownership, which is made by book entry by the Corporation’s transfer agent.  The undersigned Stockholders completed those steps, prior to the nomination deadline, and the recordation of ownership has been duly made.  Since the Bylaw provisions regarding the electronic direct ownership and recordation system supersede any other By-Law including the “record stockholder” requirement of the advance notice sections, such requirement is satisfied if the nominating stockholder has taken the necessary recordation steps.  Accordingly, the requirement was satisfied and the Notice is not defective.

Just as significantly, the Board adopted a policy governing stockholder nominations (aptly titled, “Policy Governing Director Qualifications and Nominations” (the “Nominating Policy”)) and represented that it will act according to this policy.  Having adopted the Nominating Policy, the Board must now abide by it in the administration of the nomination process including in its interpretation and enforcement of By-Laws and other Policies.(2)

The Nominating Policy specifically addresses the ownership requirement for stockholders making nominations, requiring the stockholder to provide “a representation that the stockholder is a record holder of the Company’s securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b) of the Securities Exchange Act of 1934.”  That Rule, in turn, provides for various methods including delivering a stockholder’s Schedule 13-D to the corporation.  The Stockholders provided their Schedule 13-D as part of the Notice, thereby establishing ownership in accordance with the Policy.  Thus, again, the Notice is not defective.

Cure

For the avoidance of doubt, even if one were to consider the transfer instructions and delivery of Schedule 13-D as ineffective to establish ownership, the Stockholders note that in the Notice, they reserved the right to make any necessary corrections or supplements to the Notice to resolve any deficiencies.  Since the undersigned Stockholders have been duly recorded as record holders, the “defect” identified in the Deficiency Letter, to the extent it existed, has been cured.

Waiver

The Deficiency Letter goes on to state “Moreover, we do not believe it would be appropriate to treat the Stockholders differently from our other stockholders by waiving the requirements of the Company’s advance notice bylaw.” We agree Board should be even handed in the administration of the nomination process and that it should treat stockholders consistently.  However, the Board’s actions in administering this process must be based on the best interest of the stockholders and must not disenfranchise stockholders from exercising their nomination rights.  We are not aware of any prior stockholder nomination which was rejected by the Board under the same circumstances as in the present case.  Regardless, even if the circumstances in a prior case were the same, if the Board erred in its administration of the nomination and election process previously, such error does not

(2)  Lest the Board contend the Policy was directed at proxy access proposals governed by Rule 14a-8(b) alone and therefore inapplicable to nominations not made under that Rule, it is clear the Policy is not so limited. Rather, the Board decided to incorporate the methods of establishing ownership contained in the Rule to the nomination requirements whether or not the nominating stockholder is seeking such proxy access.

authorize the Board to repeat the same mistake with the Nomination presented by the Stockholders.  The Board needs to act in accordance with its duties to allow stockholders to exercise their nomination rights, and must let our Nominations proceed at the Annual Meeting.  If, to the Board’s way of thinking, this would constitute a waiver of nomination conditions, then it should grant such waiver and permit the Nomination to proceed.

Usurpation of Stockholder Rights

The Board has been disenfranchising the stockholders of the Corporation, and the determinations set forth in the Deficiency Letter are the latest examples of this trend.

The Corporation’s Proxy Statement filed April 29, 2015 in connection with the 2015 annual stockholder meeting, informed stockholders that the Board had determined the appropriate size was five directors, reducing the Board by one seat, an action recommended by the Committee.  However, on May 22, 2015, less than one month later, and still prior to the 2015 annual meeting, the Board wrote to stockholders that the Board had determined “at the beginning of this year”, i.e. 2015, that the Corporation would benefit from an additional director.  The Board went on to state that the Board would appoint a new director, Mr. Zacharias, after the 2015 annual meeting.  Despite informing stockholders in the 2015 Proxy Statement that five seats was the appropriate Board size, the Board had already determined to increase its size to six.

After the 2015 annual meeting, the Board appointed Mr. Zacharias to the Board and the Board was once again comprised of six members.  But the Board did not stop there.  In October 2015, the Board appointed Larry Kramer to the Board following recommendation by the Committee.  Since there was no vacancy at the time, apparently the Board had determined it should be expanded again adding a seventh seat for Mr. Kramer, although the Corporation did not explain such determination.  Subsequently, in January 2016 the Board appointed Bowers Espy to the Board, filling the vacancy created by the resignation of director Mark Walsh.

Accordingly, the Board is currently comprised of six members, with one vacant seat (created by the departure of former CEO Elisabeth DeMarse in February).  Of the six members, three have been appointed by the Board since the 2015 annual meeting and have never stood for election.  While one of the unelected directors was appointed due to a vacancy created by an elected director’s resignation, two of the unelected directors occupy seats created by the Board without stockholder approval and after informing stockholders that the Board’s size should be reduced.

This is not commentary on the qualifications of any of the appointed directors.  They may prove to be worthwhile additions to the Board.  But the stockholders’ rights to elect directors must not be circumvented by the Board’s exercise of its appointment powers.  The right to elect directors is a right of the stockholders.  The Board’s permissive authority to fill director vacancies cannot be used to undermine the stockholders’ rights.

We see a further example of this overreaching in the nomination of Mr. Kramer as a Class II director to stand for election at the Annual Meeting, when he is simultaneously serving under his appointment as a Class I director.  While the announcement of this unusual nomination states that Mr. Kramer will resign his current Class I seat (so that he would not be occupying two board seats at the same time), the resignation from his current seat is conditioned on his election as a Class II director at the Annual Meeting.  Thus, even if Mr. Kramer were to lose in the Class II election to be held at the Annual Meeting, he will remain on the Board in his Class I seat.  In other words, the Board and the Committee believe that even if the stockholders reject Mr. Kramer, he should nevertheless remain on the Board in his unelected seat.  Of course, if the Board has its way and our Nomination is prohibited, the election will be uncontested.  In such event, there will be no competing candidates and a single vote for Mr. Kramer will ensure his election — regardless of whether the majority of stockholders withhold their votes from him.

Conclusion

The decisions conveyed in the Deficiency Letter show again the Board’s utilization of the shareholder election apparatus for the self-interest of insiders and incumbents in contravention of the obligations of the Board, the Committee and the Chairman to the stockholders.  For the benefit of all stockholders, the Board, the Committee and the Chairman must either (i) rescind these actions and acknowledge there was no defect in the Notice, (ii)

acknowledge the alleged defect was cured, or (iii) waive the alleged defect.  In any event, the Nomination must be permitted to proceed at the Annual Meeting.

The Corporation’s business is in large part aimed at investors in public companies.  As part of its mission, it should be at the forefront of responsive and accountable corporate governance for its investors, rather than a laggard.  The advance notice By-Laws, while in general not uncommon, must be limited so as not to impede stockholders’ rights, while providing for the orderly conduct of the Corporation’s governance.  Reforms such as those outlined in ISS Guidelines, for example, should be the norm at the Corporation.  The relics of the classified Board, plurality vote and other defensive measures should also be reformed or eliminated.  It would be beneficial for all stockholders if the Board were to take these steps proactively rather than fighting to entrench its position.  In our opinion, a proactive, responsive and accountable Board would be more likely to lead the Corporation to enhanced value.

Note that neither the delivery of this letter, the Notice nor any delivery by any Stockholder or Nominee of additional information to the Corporation prior to, on or after the date hereof shall be deemed to constitute an admission by any Stockholder, Nominee or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by any Stockholder, Nominee or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement, the actions described, the determination of the “defect” described in the Deficiency Letter, the stated intention to declare the Notice to be defective at the Annual Meeting, the stated intention to prevent the Nomination from proceeding at the Annual Meeting, or any other matter (including actions taken by the Board in anticipation of, or following receipt of, this letter or the Notice).

Very truly yours,

SPEAR POINT CAPITAL FUND LP
SPEAR POINT CONDOR LP

By: SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Ernest C. Mysogland
	Name:	Ernest C. Mysogland
	Title:	Managing Member

Cc:                             FiveMore Special Situations Fund Ltd

FiveT Investment Management Ltd